

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2021

Zhang Jianbo
Chief Executive Officer
Elite Education Group International Ltd
1209 N. University Blvd.
Middletown, OH 45042

>   **Re: Elite Education Group International Ltd**
>   **Amendment No. 3 to Registration Statement on Form F-1**
>   **Filed February 24, 2021**
>   **File No. 333-251342**

Dear Mr. Jianbo:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2021 letter.

Amendment No. 3 to Registration Statement on Form F-1

Exhibit 8.2

1.   Please revise Section 3 of the opinion to state that the statements under the heading "British Virgin Islands Taxation" constitute the opinion of counsel, rather than a fair and accurate summary. Refer to Section III.C.2 of Staff Legal Bulletin No. 19. In addition, please delete the reference to page 72, as the relevant statements do not appear on such page and the page numbering of the printed prospectus could change going forward. Finally, please revise Section 1 to clarify that you reviewed all documents necessary for the purpose of rendering the opinion rather than only the documents identified, and delete Section 2(f) accordingly.

Zhang Jianbo
Elite Education Group International Ltd
March 2, 2021
Page 2

You may contact Tony Watson at (202) 551-3318 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: F. Alec Orudjev, Esq.